UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

January 6, 2011

**ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933**

iShares® Diversified Alternatives Trust

File No. 333-153099 – CF# 25821

iShares® Diversified Alternatives Trust submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibit to a Post Effective Amendment on Form S-1 filed on October 12, 2010.

Based on representations by iShares® Diversified Alternatives Trust that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

       Exhibit 10.3   through October 12, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sonia Barros Gupta
Special Counsel